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09056584

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1227 Mall Drive
(No. and Street)

Richmond (City) VA (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg S. Glaser (804) 378-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place (Address) Richmond (City) VA (State) 23236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg S. Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Executive Vice President

Title

Clarice H. Wiechler 7209612 7/31/2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of First Allied Securities, Inc. as of December 31, 2008, and the related consolidated statement of operations, changes in subordinated borrowings, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Allied Securities, Inc, as of December 31, 2008, and the consolidated results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

BDO Seidman, LLP

February 27, 2009

First Allied Securities, Inc.

Consolidated Statement of Financial Condition
Year Ended December 31, 2008

Assets

Cash and cash equivalents	$ 7,917,739
Receivable from clearing brokers	14,431,195
Due from affiliates	245,847
Securities owned, at fair value	1,113,721
Notes receivable, net	9,166,022
Goodwill	49,307,372
Intangibles, net	2,192,762
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $622,299	1,181,945
Prepaids and other assets	2,279,758
Total assets	$87,836,361

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 4,290,933
Accounts payable and other liabilities	7,292,094
Due to affiliates	903,682
Securities sold, not yet purchased, at fair value	213,922
Income taxes payable	1,922,528
Deferred income tax liabilities, net	873,039
Total liabilities	15,496,198
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value; authorized 1,500,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	59,279,577
Retained earnings	13,060,576
Total stockholder's equity	72,340,163
Total liabilities and stockholder's equity	$87,836,361

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Consolidated Statement of Operations
Year Ended December 31, 2008

Revenues	
Commissions	$137,833,828
Principal transactions, net	19,101,519
Investment advisory income	33,952,856
Interest and dividend income	12,222,209
Clearance fee income	8,963,521
Other	9,432,498
Total revenues	221,506,431
Expenses	
Commissions	152,286,665
Compensation and benefits	39,674,873
Clearing and exchange fees	3,013,638
Occupancy and equipment	3,434,289
Communications	2,427,746
Amortization and depreciation	2,467,373
Advertising and promotion	4,360,448
Travel and entertainment	1,543,281
Other	7,896,389
Total expenses	217,140,702
Income before income tax expense	4,401,727
Income tax expense	1,828,013
Net income	$ 2,573,714

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Consolidated Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2008

Balance, December 31, 2007	**$ 550,000**
Decreases	
Satisfaction of subordinated note	**(550,000)**
Balance, December 31, 2008	**$ –**

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Consolidated Statement of Stockholder's Equity

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2007	1,000	$ 10	$45,057,700	$8,797,194	$53,854,904
FFPSI merger	–	–	11,995,667	1,689,667	13,685,334
Contributions of capital	–	–	2,055,670	–	2,055,670
Issuance of stock options	–	–	170,541	–	170,541
Net income	–	–	–	2,573,714	2,573,714
Balance, December 31, 2008	**1,000**	**$ 10**	**$59,279,578**	**$13,060,575**	**$72,340,163**

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Consolidated Statement of Cash Flows
Year Ended December 31, 2008

Operating activities	
Net income	$ 2,573,714
Adjustments to reconcile net income to net cash used in operating activities	
Amortization of intangibles	442,367
Amortization of notes receivable	1,772,534
Depreciation	252,072
Stock based compensation	170,541
Deferred taxes	(99,941)
Changes in operating assets and liabilities	
Receivables from clearing brokers	(2,086,463)
Securities owned	(749,462)
Prepaids and other assets	582,094
Securities sold, not yet purchased	(249,397)
Commissions payable	(3,029,153)
Income taxes payable	(1,227,110)
Accounts payable and other liabilities	(1,018,954)
Net cash used in operating activities	(2,666,758)
Investing activities	
Payments for acquisitions	(473,161)
Purchases of furniture, equipment, and leasehold improvements	(474,761)
Due to affiliates, net	1,409,627
Issuance of notes receivable, net	(3,691,325)
Net cash used in investing activities	(3,229,620)
Financing activities	
Contributions of capital	1,000,000
Payment of subordinated debt	(50,000)
Net cash provided by financing activities	950,000
Net decrease in cash and cash equivalents	(4,946,378)
Cash and cash equivalents, beginning of year	12,864,117
Cash and cash equivalents, end of year	$ 7,917,739

See accompanying summary of accounting policies and notes to financial statements.

Non-cash transactions

In December 2008, an affiliate of AEFC contributed a promissory note receivable due from First Montauk Financial Corp. (FMFC) in the amount of $1,055,669 to FAS. This promissory note receivable was cancelled in connection with the acquisition of assets of FMFC. Additionally, FAS recorded a $2,891,388 payable for the remainder of the purchase price. The total purchase price was $4,420,218 and was allocated to goodwill and book of business intangible of $1,085,743.

In May 2008, FFP Holdings, Inc. (a wholly owned subsidiary of AEFC) assumed the subordinated debt balance of $500,000 from FAS.

Organization

First Allied Securities, Inc. (FAS or the Company) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is Advanced Equities Financial Corp. (AEFC). FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products. FAS is a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940.

FAS has agreements with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, FAS operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(ii).

Consolidation

The consolidated financial statements include the accounts of First Allied Securities, Inc. and its wholly owned subsidiaries, First Allied Insurance Agency, Inc. and First Allied Insurance Agency Inc. of Hawaii. All intercompany transactions were eliminated upon consolidation.

Securities Transactions

Principal transactions and commission revenue and expense are recorded on a trade-date basis. Interest is recorded on an accrual basis.

Fair Value of Financial Instruments

Substantially all of FAS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less and money market funds.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. FAS considers all segments as one reporting unit for goodwill valuation purposes. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' regulatory net capital.

Goodwill and Intangible Assets (continued)

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets"*, long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On an ongoing basis, FAS reviews the valuation and amortization of the intangible assets and takes into consideration any events or circumstances that might have diminished its value. In management's opinion, no impairment exists as of December 31, 2008.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the term of the lease which is ten years.

Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased are carried at fair value on a trade date basis. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices of related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

Notes Receivable

Notes receivable are forgivable loans made to investment executives, typically in connection with their recruitment. These loans are forgivable based on continued affiliation with FAS and are amortized over the life of the loan, which is generally three to eight years, using the straight-line method, and is included in amortization and depreciation expense. FAS has established an allowance for doubtful accounts to offset amounts not collected. Notes receivable is reported net of allowance for doubtful accounts of $100,000 at December 31, 2008.

Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

FAS is included in the consolidated federal income tax return of AEFC. Federal income taxes are generally allocated to FAS as if it had filed a separate return. AEFC also files combined state tax returns in certain states. State taxes are also allocated to FAS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), *Business Combinations*, to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the FAS' adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after December 31, 2008.

Recently Issued Accounting Standards (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. FAS has adopted SFAS No. 157 effective January 1, 2008 for financial assets and liabilities and the impact was not deemed to be material to the FAS' financial statements. In accordance with FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, FAS delayed the application of SFAS No. 157 for non-financial assets, such as goodwill, and liabilities until January 1, 2009. FAS will adopt SFAS No. 157 for non-financial assets and liabilities effective January 1, 2009. Management does not expect the effect of the Statement's implementation for non-financial assets and liabilities to be material to the FAS' results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. FAS has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on January 1, 2008.

1. Fair Value Measurement

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities FAS has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include FAS' own data.)

The following table presents FAS' fair value for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash and cash equivalents	$7,917,739	$ –	$ –	$ –	$7,917,739
Securities owned					
Bankers' acceptance, commercial paper and certificates of deposit	59,286	–	–	–	59,286
U.S. Government and agency obligations	8,721	–	–	–	8,721
Equity securities	470,556	575,000	–	–	1,045,556
Other	–	158	–	–	158
Totals	$8,456,302	$575,158	$ –	$ –	$9,031,460

1. Fair Value Measurement (continued)

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Liabilities					
Securities sold, not yet purchased					
Bankers' acceptance, commercial paper and certificates of deposit	$ 73,434	$ –	$ –	$ –	$ 73,434
U.S. Government and agency obligations	12,760	–	–	–	12,760
State and municipal government obligations	62,258	–	–	–	62,258
Equity securities	65,470	–	–	–	65,470
Totals	$213,922	$ –	$ –	$ –	$213,922

Included in equity securities was $575,000 of auction rate securities for which the auction had failed. Based on the Company's analysis of the credit rating of the issuer and the securities underlying the issuance, the carrying amount approximates fair value.

2. Income Taxes

The difference between U.S. statutory rate of 34% and the effective tax rate results from the impact of state and local taxes, net of the federal tax effect and certain non-deductible expenses.

Deferred tax liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the FAS' deferred tax assets and liabilities at December 31, 2008 are as follows:

Deferred tax assets	
Accrued liabilities and reserves	$ **343,715**
Stock based compensation	**138,259**
Depreciation	**59,948**
Gross deferred tax assets	**541,922**
Deferred tax liabilities	
Intangibles	**1,414,961**
Net deferred tax liability	$ **873,039**

3. Employee Benefits

FAS' employees are eligible for benefits under AEFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 80% of their pretax compensation, excluding commissions, subject to Internal Revenue Code limitations. Eligible employees were eligible for matching company contributions, which were generally a dollar for dollar match up to 6% of an employee's compensation, through December 31, 2008 after which date FAS terminated it matching contributions. The matching contributions are generally subject to a five-year vesting schedule. Total compensation expense for FAS under this plan was $631,878 for the year ended December 31, 2008 and is included in Compensation and Benefits.

4. Related Party Transactions

The Company received commissions in connection with raising monies in securities offerings in which an affiliate acts as an underwriter. During the year ended December 31, 2008, the Company received $4,207,872 in such commissions which is included in Commissions.

Pursuant to an expense sharing agreement with AEFC, certain compensation expenses of the Company are paid by AEFC and allocated to the Company. During 2008, such allocation was $768,000 and is included in Compensation and Benefits.

Due to affiliates represents amounts owed by the Company to fund certain activities of the Parent. At December 31, 2008, this balance does not bear any interest.

FAS allocates certain technology and compensation costs to AEFC and then AEFC allocates the costs to affiliates on a pro-rata basis. Such allocation amount to $3,544,891 for the year ended December 31, 2008 and is included as a contra expense in Other expenses.

The Company leases space from AEFC on a month to month basis on substantially the same terms as AEFC's underlying lease. Rent expense pursuant to this arrangement was $1,642,555 for the year ended December 31, 2008 and is included in Occupancy and Equipment.

The Parent issues nonqualified stock options to employees of the Company in connection with recruitment and future performance. In 2008, compensation expense in the amount of $170,541 was recorded by the Company in connection with these options.

5. Financial Instruments with Off-Balance-Sheet Risk

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' financial statements.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no amounts to be indemnified to the clearing brokers for these accounts.

6. Net Capital Requirements

FAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FAS to maintain minimum net capital. FAS has elected to use the alternative method permitted by Rule 15c3-3, which requires that FAS maintain minimum net capital, as defined, of $250,000. At December 31, 2008, FAS' net capital was $7,350,715 which was $7,111,875 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash dividends.

7. Commitments and Contingent Liabilities

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FAS. FAS is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. Additionally, in December 2008 FINRA notified FAS that it was commencing an investigation into certain of FAS' sales practices. In accordance with SFAS No. 5, *Accounting for Contingencies*, FAS has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters and the FINRA investigation cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FAS, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

8. Acquisitions and Mergers

On July 9, 2006, FAS entered into an Asset Purchase Agreement (APA) to purchase certain assets of First Montauk Securities Corp. (FMSC) for a percentage of the gross production, as defined, of those financial advisors who become licensed with FAS and remain with FAS through March 15, 2009. Upon execution of the APA, FAS deposited $250,000 with First Montauk Financial Corp. (FMFC), the parent of FMSC. This transaction closed on December 15, 2008, and in connection with the closing, AEFC contributed, as capital, its promissory note receivable from FMFC in the amount of $1,055,670, to FAS, which FAS immediately forgave. Pursuant to the terms of the APA, FAS is required to pay $2 million to FMSC on January 15, 2009 and the remainder of the purchase price on March 15, 2009 contingent upon retention of the financial advisors who joined FAS on December 15, 2008. Management of FAS believes that substantially all of these financial advisors will remain with FAS and accordingly has recorded a payable to FMSC for the maximum remaining purchase price of $2.89 million. Further, FMSC paid $1,085,743 (a percentage of the purchase price) to the financial advisors to join FAS. Such amount is recorded by FAS as book of business, which is included in intangible assets. This intangible is being amortized over a period of 7 years and will be reviewed for impairment on no less than an annual basis. No other assets or liabilities were acquired or assumed in the acquisition, resulting in goodwill of $3,334,474 being recorded at December 31, 2008. The goodwill is deductible for income tax purposes.

On May 31, 2008, FFP Securities, Inc. (FFPSI), a then wholly owned subsidiary of FFP Holdings, Inc. whose ultimate parent is AEFC, was merged into FAS. The net assets of approximately $13,700,000 transferred into FAS in connection with the merger were recorded at historical cost. The consolidated statements of operations, changes in subordinated borrowings, changes in stockholder's equity and cash flows are presented as if the entities had been combined the entire year.

9. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities Owned	Securities Sold, But Not Yet Purchased
Bankers' acceptance, commercial paper and certificates of deposit	$ 59,286	$ 73,434
U.S. Government and agency obligations	8,721	12,760
State and municipal government obligations	–	62,258
Equity securities	1,045,556	65,470
Other	158	–
Total	$1,113,721	$213,922

10. Goodwill and Other Intangibles Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance, December 31, 2007	$45,972,897
Goodwill acquired during the year (Note 7)	3,334,475
Balance, December 31, 2008	$49,307,372

Intangibles

	Gross Carrying Amount	Accumulated Amortization
Amortizing identified intangible assets		
Book of business	$1,085,743	$ –
Contractual customer relationships	2,523,232	1,416,213
Total	$3,608,975	$1,416,213

10. Goodwill and Other Intangibles Assets (continued)

FAS defines book of business as the acquired registered financial advisors' existing customer relationships that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

Amortization expense for the intangible assets for the year ended December 31, 2008 was $442,367. These assets are being amortized over a seven year period. Estimated amortization expense for each of the next five years is as follows:

2009	**$ 514,139**
2010	**514,139**
2011	**514,139**
2012	**185,026**
2013	**155,106**
	$1,882,549

11. Stock Options

AEFC has granted awards in the form of stock options on behalf of the Company. Stock option awards to employees may be subject to a vesting period ranging from immediate vesting to vesting over periods from 3 to 5 years, as well as vesting based on the employee's or the Company's performance.

	Year Ended December 31, 2008	
	Options	Weighted Average Exercise Price
Outstanding at beginning of year	475,000	$6.17
Granted	198,333	6.00
Exercised	–	–
Canceled	(100,000)	7.20
Outstanding at end of year	573,333	5.58
Options exercisable at year end	341,666	4.44

11. Stock Options (continued)

The following is a summary of the information concerning currently outstanding and exercisable options issued to the Company's employees as of December 31, 2008:

Exercise Prices	Options Outstanding	Weighted Average Exercise Life	Exercise Price	Options Exercisable	Exercise Price
$2.00	100,000	2.09	$ 2.00	60,000	$ 2.00
$6.00	183,333	2.42	6.00	168,333	6.00
$7.20	50,000	3.50	7.20	50,000	7.20
$8.00	190,000	2.59	8.00	38,333	8.00
$10.00	50,000	3.80	10.00	25,000	10.00
	573,333			341,666	

In accordance with SFAS No. 123R, the Company recorded stock-based compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option pricing model. The weighted average fair values of the options granted and weighted average assumptions are as follows:

	2008
Weighted average fair value of options granted	**$1.42**
Assumptions used	
Expected volatility	**37%**
Risk-free interest rate	**4.04% - 4.20%**
Expected life	**5 – 7 years**
Dividend yield	**0%**

12. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the computation of the Reserve Requirement pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Information Relating to Possession or Control Requirements Under Rule 15c3-3 pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Year Ended December 31, 2008

Net Capital	
Stockholder's equity	**$72,340,163**
Other additions	**873,039**
Nonallowable assets	
Receivables from clearing brokers, non-allowable	**1,408,963**
Due from affiliates	**245,847**
Notes receivable, net	**9,166,022**
Goodwill	**49,307,372**
Intangibles, net of deferred tax of $498,380	**2,192,762**
Furniture, equipment and leasehold improvements, net	**1,181,945**
Prepaids and other assets	**2,279,758**
Total nonallowable assets	**65,782,669**
Other deductions – unsecured debits/short positions	**79,818**
Net capital before haircuts on securities positions	**7,350,715**
Haircuts on cash equivalents and securities	**238,840**
Net capital	**7,111,875**
Computation of alternative net capital requirement	
Minimum net capital requirement	**250,000**
Excess net capital	**$ 6,861,875**

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	**$ 6,991,064**
Increase in accrued expenses	**(327,514)**
Decrease of income tax payable	**420,000**
Reduction in bonus pool	**222,503**
Increase in intercompany receivable	**49,619**
Other	**(4,957)**
Net capital per above	**$ 7,350,715**

See accompanying independent auditors' report.